FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Sogecable agreement to offer joint services	3

PRESS RELEASE

27/06/2007

TELEFÓNICA AND SOGECABLE TO JOIN FORCES TO BUY CONTENT AND OFFER A TRIPLE PLAY SERVICE TO BE BRANDED "TRIO+"

Madrid, 27 June 2007. - Telefonica and Sogecable have signed today an agreement to offer telecommunications and digital satellite television services and to work together to buy pay- TV content in the Spanish market.

As from 30 November 2007, Telefonica and Sogecable will provide a joint offer branded "Trio +" via their respective sales channels. It will consist of Telefonica's DUO service (ADSL and Voice) and the satellite television service offered by Digital+.

Each company will invoice its respective customers separately and will continue to provide customer care and service via their corresponding centres.

Telefonica and Sogecable will therefore be able to offer a competitive Triple Play service whereby Sogecable can offer all its current and future customers the option of ADSL television while Telefónica can widen its current offer to include satellite pay-television, on top of its Imagenio service.

Sogecable and Telefonica have also agreed to join forces to buy pay- TV content in Spain. Sogecable will take the lead in these initiatives and supply the content to Telefonica. As a result, both parties to the agreement expect to leverage the size of their joint customer base in order to acquire content which will benefit both companies' customers and enhance the catalogue of content on offer.

The agreements are set to last for four years. As they are non-exclusive, they leave the door open for future agreements between the parties and with other operators.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 27th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors